Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No: 333-166225

September 6, 2011

Attached is the presentation by management during the Annual Meeting of Shareholders of Customers Bank on September 6, 2011.

Annual Shareholders Meeting
September 6, 2011

Forward-Looking Statements
This presentation includes forward-looking statements, including statements about future results. These statements are subject to uncertainties and risks, including but not limited to our ability to integrate the business and operations of companies and banks that we may acquire in the future, and do so in a cost-
efficient manner; the failure to effectively implement our growth strategy; inability to generate sufficient deposits or obtain other sources of liquidity; changes in the level of non-performing assets, classified assets and charge-offs; the loss of key personnel; potential customer loss, deposit attrition and business disruption as a result of companies and banks that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from companies and banks that we may acquire in the future; our need and our ability to incur additional debt or equity financing; the strength of the
United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the sufficiency of our loan loss reserves; the effects of inflation, interest rate, market and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; effect of changes in the stock market and other capital markets; legislative or regulatory changes; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of customers to accept third-party products and services rather than our products and services and vice versa; changes in the securities and real estate markets; increased competition and its effect on pricing; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; growth and profitability of our non-interest income; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under Federal and state law as well as our Articles of Association and our bylaws; and our ability to manage the risks involved in the foregoing.

Forward-Looking Statements updated
This presentation as well as other written or oral communications made from time to time by us, may contain certain forward-looking information within the meaning of the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended. These statements relate to future events or future predictions, including events or predictions relating to our future financial performance, and are generally identifiable by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “plan,” “intend,” or “anticipates” or the negative thereof or comparable terminology, or by discussion of strategy that involve risks and uncertainties. These forward-
looking statements are only predictions and estimates regarding future events and circumstances and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. This information is based on various assumptions by us that may not prove to be correct.
Important factors to consider and evaluate in such forward-looking statements include:
· changes in the external competitive market factors that might impact our results of operations;
· changes in laws and regulations, including without limitation changes in capital requirements under the federal prompt corrective action regulations;
· changes in our business strategy or an inability to execute our strategy due to the occurrence of unanticipated events;
· our ability to identify potential candidates for, and consummate, acquisition or investment transactions;
· the timing of acquisition or investment transactions;
· constraints on our ability to consummate an attractive acquisition or investment transaction because of significant competition for these opportunities;
· the failure of the Bank to complete any or all of the transactions described herein on the terms currently contemplated;
· local, regional and national economic conditions and events and the impact they may have on us and our customers;
· ability to attract deposits and other sources of liquidity;
· changes in the financial performance and/or condition of our borrowers;
· changes in the level of non-performing and classified assets and charge-offs;

Forward-Looking Statements updated
· changes in estimates of future loan loss reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;
· the integration of the Bank’s recent FDIC-assisted acquisitions may present unforeseen challenges;
· inflation, interest rate, securities market and monetary fluctuations;
· the timely development and acceptance of new banking products and services and perceived overall value of these products and services by users;
· changes in consumer spending, borrowing and saving habits;
· technological changes;
· the ability to increase market share and control expenses;
· continued volatility in the credit and equity markets and its effect on the general economy; and
· the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;
· the businesses of the Bank and any acquisition targets or merger partners and subsidiaries not integrating successfully or such integration being more difficult, time-consuming or costly than expected;
· material differences in the actual financial results of merger and acquisition activities compared with expectations, such as with respect to the full realization of anticipated cost savings and revenue enhancements within the expected time frame;
· revenues following any merger being lower than expected; and
· deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees being greater than expected.
These forward-looking statements are subject to significant uncertainties and contingencies, many of which are beyond our control. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Accordingly, there can be no assurance that actual results will meet expectations or will not be materially lower than the results contemplated in this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents referred to or incorporated by reference, the dates of those documents. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable law.

Where We Stand Today
▪ Well-capitalized bank headquartered in Wyomissing, PA with over $1.7 billion in assets, 11 branches in suburban Philadelphia, Hamilton, NJ and
 Port Chester, NY
▪ Ranked #1 Top Performing Bank in Pennsylvania and #4 among America’s top performing banks with assets under $3 billion by American Banking
 Journal in 2010
▪ Raised $93 million of common equity ($16 million in 2011, $60 million in
 2010, $17 million in 2009)
▪ Management team with extensive community banking and M&A
 experience
▪ 19th largest bank in PA in terms of assets
▪ Total deposits now over $1.4 billion with average branch size is over
 $120 million
▪ Significant board and management ownership (23.6%)

Name	Position	Background
Bhanu Choudhrie	Director	• Executive Director of C&C Alpha Group, a London-based family private equity Group
Jack Miller	Director	• Former Vice Chairman of KPMG
Kenneth Mumma	Director (former Chairman and CEO)	• Former Chairman and CEO of New Century Bank
Daniel K. Rothermel	Director (Chairman of Risk Management Committee)	• President and CEO of Cumru Associates, Inc. Served over 20 years on the Board of Sovereign Bancorp & Sovereign Bank
Larry Way	Director and Chairman of the Audit Committee	• Former Chairman of ALCO Industries, Inc.
Steven J. Zuckerman	Director (Chairman of Compensation Committee)	• President and CEO of Clipper Magazine
Jay Sidhu	Chairman and Chief Executive Officer	• Former Chairman and CEO of Sovereign
Richard Ehst	President and Chief Operating Officer	• Former EVP, Commercial Middle Market, Regional President (Berks County) and Managing Director of Corporate Communications at Sovereign

Customers Bank℠

Directors
Directors

Name	Position	Background	Hire Date	Experience
Jay S. Sidhu	Chairman & CEO	• Chairman and CEO of Sovereign	17-Jun-09	35 Years
Richard Ehst	President & COO	• EVP, Commercial Middle Market, Regional President (Berks County) and Managing Director of Corporate Communications at Sovereign	24-Aug-09	43 Years
Thomas Brugger	Chief Financial Officer	• Executive Vice President and Corporate Treasurer at Sovereign	08-Sep-09	21 Years
Glenn Hedde	EVP, President NCB Warehouse Lending	• President at Popular Warehouse Lending, LLC; Risk Manager at GE Capital	03-Aug-09	24 Years
Robert White	EVP, President Special Assets	• President RBW Financial Consulting, strategic consulting firm specializing in FDIC backed acquisitions Various senior level roles in commercial and real estate lending at Stonebridge Bank, Citizens Bank) Director, New Business development at GE Capita	15-Nov-10	24 Years
Jim Hogan, CPA	EVP Enterprise Risk Management	• CFO of Sovereign Bancorp and Sovereign Bank • Controller of US Bancorp	15-Jun-10	41 Years
Warren Taylor	EVP, President of Community Banking	• Division President of Retail Banking in NJ at Sovereign	14-Jul-09	29 Years
Mary Lou Scalese	Chief Auditor	• Chief Auditor, Director of Finance Audit at Sovereign	08-Sep-09	35 Years
Thomas Jastrem	Chief Credit Officer	• President & Chief Credit Officer at First Cornerstone Bank • Various positions at First Union Bank and First Fidelity Bank	18-Dec-06	33 Years
Ken Keiser	Executive Vice President, Director CRE and Multi-Family Housing	• Senior Vice President & Senior Real Estate Officer, Allfirst Bank • Senior Vice President and Market Manager, Mid-Atlantic CRE Lending at Sovereign	28-Sep-09	35 Years
John Ricca	SVP, Director of Consumer Lending	• Director of Consumer Lending Sovereign Bank • Division President with Freedom Mortgage Corporation	06-Apr-11	33 years
James Collins	EVP, Chief Administrative Officer	• Various positions at Sovereign including Director of Small Business Banking	03-Aug-09	20 Years
Gertrude Hackney	General Counsel	• Director of Legal / Compliance and Corporate Secretary at Sovereign	14-Sep-09	39 Years
Chad Wheeler	Senior Vice President, Treasurer	• Various positions in Sovereign's Treasury Department including Assistant Treasurer (Vice President)	08-Mar-10	15 Years

Customers Bank℠

Experienced Management Team
▪ Highly experienced and cohesive management team with an average tenure of 30 years leadership experience
▪ Management interests aligned with shareholders

Management Team Track
Record
▪ Jay Sidhu, Customers Bank Chairman and CEO, served at Sovereign from 1986 to 2006
▪ As CEO, Mr. Sidhu oversaw the growth from a $500 million asset financially-challenged thrift to a
 $90 billion financial institution
▪ Sovereign had more than 785 branch locations spanning from Maryland to New Hampshire
100%
600%
1100%
1600%
2100%
2600%
3100%
3600%
4100%
Dec-87
Jun-89
Nov-90
May-92
Oct-93
Apr-95
Sep-96
Mar-98
Aug-99
Feb-01
Jul-02
Jan-04
Jun-05
Dec-06
SNL Bank Index
S&P 500
SOV

Investment Highlights
Proven
Management
Team
 ▪ Experience in building community banks into a multi-billion dollar depository franchise
 ▪ Worked together for more than 15 years delivering above average shareholder value
 ▪ Successfully executed and integrated 30 acquisitions and delivered on organic growth strategies
Existing Bank
Platform
 ▪ Well-capitalized, scalable and reserves for legacy credit issues
 ▪ Achieved stand-alone profitability organically
 ▪ Strong risk management culture and strategy in place
 ▪ New management and board members significantly invested
Unique Organic
Growth Strategy
 ▪ Small bank acquisitions
 ▪ Branch divestitures
 ▪ Positioned as a partner of choice
 ▪ FDIC-assisted transactions (regulatory approval required)
 ▪ “High tech, high touch” strategy that brings the bank to the customer
 ▪ Targeting approximately 25% annual organic deposit growth rate
 ▪ Unique branch expansion model
Substantial
M&A
Opportunities

Strategic Initiatives
▪ “High tech, high touch” model designed to take the bank to the customer
▪ Capture market share from larger bank competitors by employing high producing team members, providing superior service, and leveraging technological infrastructure
▪ Long-term goal, add 4 - 6 branches annually in core franchise market through cost-efficient branching strategy (1 branches in 2011)
▪ Lending initiatives focused on small-business, multi-family, mortgage banking, home equity, warehouse, and manufactured housing
▪ Expand fee-based services and products including mortgage banking, small business cash management, and online/mobile banking
▪ Maintain strong risk management culture

Deposit Strategy
▪ Capture market share from larger competitors by providing customers with a “high tech, high touch” customer experience
 Concierge Banking
 ▪ Brings banker to
 customer, 12 hours a
 day, 7 days a week
 ▪ Appointment banking
 approach
 ▪ Customer has access to
 senior level
 management
 ▪ Most convenient bank
 for customers
 Pricing
 ▪ Low cost banking model
 allows for more pricing
 flexibility
 ▪ Significantly lower
 overhead costs vs. a
 traditional branch
 ▪ Pricing/profitability
 measured across
 relationship
 Technology
 ▪ Implementation of new
 technology suite allows for
 unique product offerings:
 ▪ Remote account opening
 ▪ Remote deposit capture
 ▪ Internet/mobile banking
 ▪ Online switch kits
 ▪ ATM Deployment
 ▪ Partnered with Intuit
 technology suite
 ▪ Provides customer with
 an enhanced online
 banking experience
 Sales Force
 ▪ Top producers
 ▪ Bankers own a
 portfolio of
 customers
 ▪ Business
 development
 officers
 compensation
 aligned with the
 Bank’s interests
 ▪ Deposit pricing and
 growth strongly
 incentivized

Lending Strategy
▪ Capitalize on management’s in-market experience with a focus on commercial lending
 Small Business
 ▪ Target companies
 with less than $5.0
 million in annual
 revenue
 ▪ Loans (incl. SBA
 loans) originated
 by branch network
 and specialist small
 business
 relationship
 managers
 Specialty Lending
 ▪ Capitalize on recent
 market disruption
 ▪ Diversify earning assets
 ▪ Focus on lower risk lines
 of business
 ▪ Warehouse lending
 ▪ Manufactured
 Housing (with credit
 enhancement)
 ▪ Mortgage Banking
 ▪ Multifamily Lending
 Consumer Lending
 ▪ Focus on real estate-
 secured lending
 ▪ Conservative
 underwriting standards
 (>700 FICO score)
 ▪ Establish long-term
 customer relationship
 Commercial Banking
 Business Banking
 ▪ Target companies with
 $5.0 to $20.0 million in
 annual revenue
 ▪ Business driven by
 dedicated relationship
 managers
 ▪ Loan offices operate
 on a mobile basis

Vermont
New Hampshire
New York
Massachusetts
Rhode Island
Connecticut
Pennsylvania
New Jersey
Maryland
Washington DC
Delaware

Customers Bank℠

Target Franchise Market
Target Markets
Existing Markets
Berks County, PA
Bucks County, PA
Chester County, PA
Delaware County, PA
Mercer County, NJ
Westchester County, NY
Selected Attractive Counties
Lackawanna County, PA
Montgomery County, PA
Northampton County, PA
Schuylkill County, PA
Middlesex County, NJ
Monmouth County, NJ
Ocean County, NJ
Greenwich, CT
All counties in MD
Customer Bank branches

Key Financial Targets
▪ Return on Equity = 10% to 12%
▪ Return on Assets = 1.00% to 1.10%
▪ Tier 1 Leverage Ratio = 8% to 10%
▪ Total-Risk Based Capital Ratio = 12% plus
▪ Loan-to-Deposit Ratio = 70% to 90%
▪ Investments / Assets < = 25%
▪ Borrowings / Assets < = 15%
▪ Fee Revenue / Total Revenue = 15% to 25%
▪ Net Interest Margin > = 3.00%
▪ Efficiency Ratio < = 50%
▪ Deposit Mix = 40% or less CD
▪ Loan Mix = 50% Commercial / 50% Consumer
▪ Specialty Lending = 25% or less capital at risk per specialty business

($ thousands)
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Kimberton
Newtown Square
Wayne
Malvern
Phoenixville
Doylestown
Newtown/Langhorne
Yardley
Wyomissing
Hamilton
Port Chester
August-09
May-11

Customers Bank℠

Deposit Growth

6/30/2009	12/31/2009	6/30/2010	12/31/2010	6/30/2011
Cash and Investments	$ 36.4	$ 113.5	$ 156.8	$ 444.5	$ 734.8
Commercial Loans	188.1	180.9	189.8	341.0	342.5
Consumer Loans	36.1	32.9	31.6	167.1	162.2
Warehouse Loans	-	16.4	247.2	386.1	410.4
Allowance for Loan Losses	(9.9)	(10.0)	(12.2)	(15.1)	(13.9)
Purchase Credit Discount	-	-	-	(15.2)	(13.4)
TOTAL LOANS	**214.3**	**220.2**	**456.4**	**863.9**	**887.8**
Core Deposits	66.7	112.5	253.7	476.9	566.8
CD's	163.2	201.4	299.4	768.8	839.6
TOTAL DEPOSITS	**229.9**	**313.9**	**553.1**	**1,245.7**	**1,406.4**
Borrowings	14.0	13.0	13.0	13.0	154.0
Equity	$ 21.1	$ 21.5	$ 65.7	$ 105.1	$ 123.3
# Branches	5	5	6	11	11

Customers Bank℠

Financial Highlights

USA Bank Acquisition
▪ 1 Branch bank headquartered in Port Chester, NY
▪ Acquired $196 million of assets and $202 million of liabilities
▪ All loans have 80% loss sharing protection from the FDIC
▪ Branch is near very affluent areas including Greenwich, Stamford, CT,
 White Plains, NY, etc.
▪ Goal is to build $500 million franchise in 3 to 5 years
▪ Bargain purchase gain is over $20 million after tax
▪ No capital raise needed for this deal as the book value per share accretion was 30%
▪ Closed in July 2010
▪ System conversion completed

ISN Bank Acquisition
▪ 1 Branch bank headquartered in Cherry Hill, NJ
▪ Acquired $78 million of assets and $76 million of liabilities
▪ All loans have 80% loss sharing protection from the FDIC
▪ Bargain purchase gain is over $8.2 million after tax
▪ No capital raise needed for this deal as the book value per share accretion was 8%
▪ Closed in September 2010
▪ System conversion completed

Berkshire Bank Acquisition
▪ 5 Branch bank headquartered in Wyomissing, PA
▪ $140 million bank with $125 million of deposits and $107 million of loans
▪ Purchase price is book value; price adjusts lower if book value drops with a price floor; if non-performing assets increase 20% between now and close we can walk away
▪ Mildly accretive to earnings per share and modest book value dilution
▪ Goals is to create a $500 million franchise in Berks County making $5 to
 $7.5 million per year in net income; this deal accelerates expansion in a more cost effective way versus de novo expansion
▪ Expected to close this month
▪ System conversion scheduled for September 17th, 2011

Conclusion
▪ Unique bank platform; current banking dislocation provides significant opportunity for M&A growth that is supported by a strong organic business model
▪ Management team with proven capability of integrating acquisitions and delivering above average shareholder returns
▪ Considerable opportunities for traditional M&A
▪ Strive to create above average shareholder returns over the long term

Annual Shareholders Meeting
September 6, 2011

Customers Bank filed a registration statement on Form S-1 (File no. 333-166225) with the U.S.
Securities and Exchange Commission (“SEC”) which included the prospectus for the offer and sale of securities of a bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure and a proposed merger of Berkshire Bancorp, Inc. (“Berkshire”) with an into the Holding Company
(collectively, the “proposed transaction”). The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, contained important information about the Bank, the Holding Company and the proposed transaction. We urge investors, Bank shareholders and Berkshire shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Bank Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at
http://www.sec.gov. Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to Customers Bank, Corporate Secretary, 99 Bridge
Street, Phoenixville, PA 19460, or calling (484) 923-2164.
The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the proposed transaction. Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.